Exhibit 99.1

Maris-Tech to Develop Uranus-AI-the Next Generation of 8K Ultra-HD Video and AI Acceleration Edge Computing Platform

The new development follows the successful launch of Maris-Tech’s flagship product, the Jupiter-AI, in mid-2022

REHOVOT, Israel, Jan. 11, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, today announced the development launch of the Uranus-AI, an up to 8K Ultra-HD video platform supporting multiple HD/Ultra-HD streams with dual Hailo’s Hailo-8™ AI accelerators of up to 26 tera operations per second each.

The Uranus-AI, the next generation of the successful Jupiter-AI, will significantly scale-up the “Maris Edge” (ultimate hardware and software solution for remote platforms) to support future advanced applications with ultimate performance.

The Company expects to launch and introduce the Uranus-AI to the market during the fourth quarter of 2023.

“As an innovative provider of advanced video with AI acceleration solutions, we are constantly monitoring market’s new demands and future performance requirements for video-based edge computing and committed to be ahead with our solutions,” said Israel Bar, Chief Executive Officer of Maris-Tech. “In 2022, we successfully launched the Jupiter-AI platform, which generated high traction for our products and technology, from the industry, resulting in new customers and purchase orders.”

The Uranus-AI will answer to the rapidly growing need for multiple Ultra-HD video sensors mounted on remote platforms, especially unmanned, to achieve superb video quality and details accuracy as well as significant AI acceleration performance required for effectively utilizing such resolution and quality.

The Uranus-AI is designed to address defense, HLS, transportation and new-space markets for drones, unmanned defense vehicles, situational awareness, observation systems, autonomous vehicles, traffic control and space applications.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the timing of the launch, features and anticipated advantages of the Uranus-AI. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-72-2424022
ir@maris-tech.com